January 9, 2007

Landmark Land Company, Inc.

2817 Crain Highway

Upper Marlboro, MD 20774

Re:	2006 Landmark Land Company, Inc. Incentive Stock Option Plan (the "Plan") and additional option grants outside of the Plan

Ladies and Gentlemen:

We have examined the Registration Statement on Form S-8 to be filed by Landmark Land Company, Inc. (the "Company") with the Securities and Exchange Commission in connection with the proposed issuance of (i) up to 766,000 shares of its common stock, par value $0.50 per share (the "Common Stock"), pursuant to the terms of the Plan, (ii) 50,000 shares issuable under an option granted to our outside director, Robert W. White, outside of any plan, (iii) 50,000 shares issuable under an option granted to our outside director, Bernard G. Ille, outside of any plan, (iv) 50,000 shares issuable under an option granted to our outside director, David A. Sislen, outside of any plan, and (v) 50,000 shares issuable upon an option granted to Paul M. Fish, counsel to the board of directors of the Company.

We have also examined the Company's Certificate of Incorporation, Bylaws, the Plan, resolutions of the Board of Directors and stockholders of the Company and such other Company records, instruments, certificates and documents as we considered necessary or appropriate to enable us to express this opinion.

Based upon the foregoing, we are of the opinion that the Common Stock has been duly authorized for issuance and, when issued and delivered in accordance with the Plan, will constitute validly issued, fully paid and nonassessable shares of the Company.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

McAFEE & TAFT A PROFESSIONAL CORPORATION